SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Register 1431-1
SEC Register (CUSIP) 20441B407 – Preferred “B”
SEC Register (CUSIP) 20441B308 – Common
LATIBEX Register 29922 – Preferred “B”

NOTICE TO THE MARKET

Companhia Paranaense de Energia – COPEL, a company that generates, transmits and distributes power to the State of Paraná, with shares listed on BM&FBOVESPA (CPLE3, CPLE5, CPLE6), NYSE (ELP) and LATIBEX (XCOP), announces to its shareholders and the market in general that in the period between April 1, 2013 and August 6, 2013, as requested by shareholders, 65 (sixty-five) registered preferred class A shares (PNA) were converted into registered preferred class B shares (PNB), according to the prerogative in paragraph one, article seven of the Company’s Bylaws.

Article 4 of the Company’s Bylaws will thus be worded as follows:

“Art. 4 – The paid-in capital stock is R$ 6,910,000,000.00 (six billion, nine hundred and ten million reais), represented by 273,655,375 (two hundred  seventy three million, six hundred fifty-five thousand, three hundred seventy-five) shares with no par value, 145,031,080 (one hundred forty-five million, thirty one thousand and eighty) of which common and 128,624,295 (one hundred twenty-eight million, six hundred twenty-four thousand, two hundred ninety-five) preferred, 381,072 (three hundred eighty-one thousand, seventy-two) of which are class “A” shares and 128,242,593 (one hundred twenty eight million, two hundred forty-two thousand, five hundred and ninety-three) class “B” shares.”

Curitiba, August 06, 2013.

Luiz Eduardo da Veiga Sebastiani

Chief Financial,
Investor Relations and

Control of Holdings Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 7, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.